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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                                (Amendment No. 8)
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                            ------------------------
                                Pennzoil Company
                            (Name of Subject Company)
                            ------------------------
                       Union Pacific Resources Group Inc.
                              Resources Newco, Inc.
                                    (Bidders)
                            ------------------------
                   Common Stock, par value $0.83 1/3 per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)
                            ------------------------
                                   709903 10 8
                      (CUSIP Number of Class of Securities)
                            ------------------------
                           Joseph A. LaSala, Jr., Esq.
                  Vice President, General Counsel and Secretary
                       Union Pacific Resources Group Inc.
                                801 Cherry Street
                             Fort Worth, Texas 76102
                            Telephone: (817) 877-6000
                 (Name, Address and Telephone Number of Persons
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   Copies To:

Howard L. Shecter, Esq.               Paul T. Schnell, Esq.
Morgan, Lewis & Bockius LLP           Skadden, Arps, Slate, Meagher & Flom LLP
101 Park Avenue                       919 Third Avenue
New York, NY 10178-0060               New York, NY 10022-3897
Telephone: (212) 309-6384             Telephone: (212) 735-3000
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         This Amendment No. 8 amends the Tender Offer Statement on Schedule
14D-1 filed on June 23, 1997 (the 'Schedule 14D-1') by Union Pacific Resources Group Inc., a Utah corporation ('UPR'), and Resources Newco, Inc., a Delaware corporation and a wholly owned subsidiary of UPR (the 'Purchaser', and together with UPR, the 'Bidders'), with respect to Purchaser's offer to purchase up to 25,094,200 shares of Common Stock, par value $0.83 1/3 per share (the 'Shares'), of Pennzoil Company, a Delaware corporation ('Pennzoil'), or such greater number of Shares as equals 50.1% of the Shares outstanding on a fully-diluted basis, in each case together with the associated Preferred Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 1997 (the 'Offer to Purchase'), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the 'Offer'), which were filed as Exhibits (a)(1) and (a)(2) to the
Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

Item 10. Additional Information.

Item 10 is hereby amended to add the following:

       (c) The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") with respect to the Offer expired at 11:59 pm, New York City time, on July 10, 1997, 15 calendar days after UPR filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission a Notification and Report Form with respect to the Offer under the HSR Act.

     (e)(1) On July 11, 1997, UPR and Purchaser filed against Pennzoil a Second Amended Complaint (United States District Court for the Northern District of Texas, Fort Worth Division) further amending the Original Complaint, dated June 23, 1997, as amended by the First Amended Complaint, dated June 25, 1997, filed by UPR and Purchaser against Pennzoil (United States District Court for the Northern District of Texas, Fort Worth Division). In addition to the allegations contained in the First Amended Complaint, the Second Amended Complaint alleges, among other things, that Pennzoil violated Section 14(d) of the Exchange Act, Rule 14d-9 promulgated thereunder and Section 14(e) of the Exchange Act through materially misleading and untrue statements or omissions contained in the
             Schedule 14D-9 filed by Pennzoil with the SEC on July 1, 1997. UPR and Purchaser seek a judgment from the court which, among other things, compels Pennzoil to comply with the requirements of the Exchange Act and to file immediately an amended Schedule 14D-9 which is complete and accurate and which corrects the misleading and untrue statements in its Schedule 14D-9.

Item 11.  Material to be Filed as Exhibits.

         Item 11 is hereby amended to add the following:

         (g)(7) Second Amended Complaint, filed by UPR and Purchaser against Pennzoil (dated July 11, 1997, United States District Court for the Northern District of Texas, Fort Worth Division).



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                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                   UNION PACIFIC RESOURCES GROUP INC.

                                   By: /s/ JOSEPH A. LASALA, JR.
                                      ------------------------------------------
                                   Name: Joseph A. LaSala, Jr.
                                   Title:  Vice President, General Counsel
                                           and Secretary

                                   RESOURCES NEWCO, INC.

                                   By: /s/ JOSEPH A. LASALA, JR.
                                      ------------------------------------------
                                   Name: Joseph A. LaSala, Jr.
                                   Title:  Vice President, General Counsel
                                           and Secretary

Dated: July 14, 1997


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                                  EXHIBIT INDEX


Exhibit No.                            Description                      Page No.
----------                             -----------                      --------

(g)(7) Second Amended Complaint, filed by UPR and Purchaser against Pennzoil (dated July 11, 1997, United States District Court for the Northern District of Texas, Fort Worth Division).